Exhibit 99.1

Annual Meeting

Calgary, Alberta

April 26, 2006

ENCANA CORPORATION

NOTICE OF
2006 ANNUAL MEETING OF SHAREHOLDERS
AND
INFORMATION CIRCULAR

TABLE OF CONTENTS

	Page		Page

NOTICE OF ANNUAL MEETING OF		EMPLOYEE STOCK OPTION PLAN	20
SHAREHOLDERS	i
		Administration	20
GENERAL PROXY INFORMATION	1
		Common Shares Reserved	20
SOLICITATION OF PROXIES	1
		Grant of Options, Exercise Price, Vesting and
VOTING INFORMATION	1	Expiry	20

PURPOSES OF THE MEETING	4	Tandem SARs	20

CONSOLIDATED FINANCIAL		Non-Assignable, No Rights as a Shareholder
STATEMENTS AND AUDITORS’ REPORT	4	and Adjustments	21

ELECTION OF DIRECTORS	4	Amendments	21

Committee Memberships and Record of		DIRECTORS’ STOCK OPTION PLAN	21
Attendance at Meetings	9
		Common Shares Reserved	21
APPOINTMENT OF AUDITORS	10
		Exercise Price, Vesting and Expiry	21
AUDITORS’ FEES	10
		SECURITIES AUTHORIZED FOR ISSUANCE
STATEMENT OF EXECUTIVE		UNDER EQUITY COMPENSATION PLANS	21
COMPENSATION	11
		DIRECTORS’ AND OFFICERS’ LIABILITY
COMPOSITION OF THE HUMAN		INSURANCE	21
RESOURCES AND COMPENSATION
COMMITTEE	11	STATEMENT OF CORPORATE GOVERNANCE
		PRACTICES	22
HUMAN RESOURCES AND
COMPENSATION COMMITTEE REPORT	11	BOARD OF DIRECTORS	22

Base Salary	11	BOARD MANDATE	23

Results Awards	11	POSITION DESCRIPTIONS	24

Long-Term Incentives	12	ORIENTATION AND CONTINUING
		EDUCATION OF DIRECTORS	24
Compensation of the President & Chief
Executive Officer	13	ETHICAL BUSINESS CONDUCT	24

Share Ownership Guidelines	14	NOMINATION OF DIRECTORS	25

SUMMARY COMPENSATION TABLE	15	COMPENSATION	25

OPTION/SAR GRANTS DURING THE MOST		AUDIT COMMITTEE	26
RECENTLY COMPLETED FINANCIAL
YEAR	16	RESERVES COMMITTEE	27

AGGREGATED OPTION/SAR EXERCISES		OTHER BOARD COMMITTEES	27
DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND		ASSESSMENTS OF THE BOARD	27
FINANCIAL YEAR-END OPTION/SAR	16
VALUES		KEY GOVERNANCE DOCUMENTS	27

PENSION PLAN TABLE	17	OTHER MATTERS	28

SUPPLEMENTAL PENSION DISCLOSURE	17	SHAREHOLDER PROPOSALS	28

EMPLOYMENT AGREEMENTS	18	ADDITIONAL INFORMATION	28

PERFORMANCE CHART	18	QUESTIONS AND OTHER ASSISTANCE	28

COMPENSATION OF DIRECTORS	19	DIRECTORS’ APPROVAL	28

Compensation Provided to Non-Employee		APPENDIX “A” — Board Memberships of
Directors in 2005	19	Nominees for Election as Directors	A-1

EQUITY COMPENSATION PLAN		APPENDIX “B” — Advisory Regarding Reserves
INFORMATION	20	Data and Other Oil and Gas Information /Non-
		GAAP Measures	B-1

		APPENDIX “C” — Board of Directors’ Mandate	C-1

ENCANA CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Meeting”) of EnCana Corporation (the “Corporation”) which will be held in the Calgary TELUS Convention Centre, Exhibition Hall E, North Building, 2nd Floor, 136 - 8 Avenue S.E., Calgary, Alberta, Canada on Wednesday, April 26, 2006 at 10:30 a.m. (Calgary time).

The purposes of the Meeting are:

1.       to receive the Consolidated Financial Statements and the Auditors’ Report for the year ended December 31, 2005;

2.       to elect directors;

3.       to appoint auditors for the ensuing year and authorize the directors to fix their remuneration; and

4.       to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are asked to complete, sign and return the enclosed proxy in the envelope provided or alternatively, vote by telephone or the internet at their discretion. Please note that your proxy must be deposited and received by CIBC Mellon Trust Company, at the address specified on page 2 of the accompanying Information Circular, by 10:30 a.m. (Calgary time) on Monday, April 24, 2006; or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting, otherwise the proxy may be invalid. Complete directions for use of the telephone or the internet to transmit your voting instructions are provided with the enclosed proxy and are described in the accompanying Information Circular.

Shareholders of record at the close of business on March 6, 2006 will be entitled to receive notice of and vote at the Meeting.

Your participation as a shareholder is very important to our Corporation. Please ensure your Common Shares are represented at the Meeting.

Sincerely,

Kerry D. Dyte
Corporate Secretary

Calgary, Alberta

March 15, 2006

i

ENCANA CORPORATION

INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The enclosed form of proxy is solicited by the management of EnCana Corporation (the “Corporation” or “EnCana”) for use at the Annual Meeting of Shareholders (the “Meeting”) to be held on April 26, 2006, at the place and time and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) accompanying this Information Circular. The solicitation will be primarily by mail, but proxies also may be solicited personally by directors and regular employees of the Corporation. All expenses in connection with the solicitation will be borne by the Corporation.

In addition, EnCana has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson Shareholder”), 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $35,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States. If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please call Georgeson Shareholder at 1-866-606-4720.

EnCana will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of EnCana Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries.

Unless otherwise stated, the information contained in this Information Circular is given as of the date hereof and all dollar amounts are in Canadian dollars.

VOTING INFORMATION

What am I voting on?

You will be entitled to vote on the resolutions relating to:

•    the election of directors;

•    the appointment of auditors; and

•    any other business that may properly be brought before the Meeting.

Am I eligible to vote?

You are eligible to vote if you were a holder of Common Shares of EnCana as of the close of business on March 6, 2006, the record date for the Meeting. Each Common Share is entitled to one vote.

How do I vote if I am eligible to vote?

Registered shareholders

You are a registered shareholder if the Common Shares are registered in your name. Your Common Shares are represented by a physical share certificate. You may cast your vote or convey your voting instructions by one of the following methods:

1.      Attend the Meeting

If you wish to vote in person at the Meeting, do not complete or return the proxy form, but simply attend the Meeting where your vote will be taken and counted. Registered shareholders who attend in person need to register with EnCana’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), upon arriving at the Meeting at the table identified as “Shareholder Registration”.

— or —

2.      By Proxy

(a)     You may authorize the management representatives of the Corporation named in the proxy form to vote your Common Shares. You may convey your voting instructions as follows:

•    By signing and returning your form of proxy in the prepaid envelope provided; or

•    By delivering your form of proxy to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1; or

•    By internet at www.eproxyvoting.com/encana and following the instructions on the enclosed proxy form; or

•    By telephone by calling toll free to 1-866-271-1207 and following the voice instructions.

In order to vote via the telephone or the internet, you will be required to enter the 13-digit Control Number located on the back side of the form of proxy (see Box 2) that has been provided to you.

Please note that in order for your vote to be recorded, your proxy must be received by CIBC Mellon no later than 10:30 a.m. (Calgary time) on April 24, 2006.

(b)       You may appoint a person other than the persons designated in the form of proxy to attend the Meeting on your behalf and vote your Common Shares. If you choose this option, you can appoint your proxy by mail or through the internet. If by mail, insert the name of your nominee in the space provided in the paper form of proxy enclosed or complete another proper form of proxy and indicate how you would like your Common Shares voted. Sign and deposit it with the Corporate Secretary of the Corporation, c/o CIBC Mellon, within the time and in the manner specified above. You may also appoint another person to be your proxyholder and indicate how you want your Common Shares voted through the internet as described above. A person appointed as a proxyholder need not be a shareholder of the Corporation, but must attend the Meeting and vote on your behalf in order for your votes to be counted.

Non-registered shareholders

You are a non-registered shareholder if your Common Shares are not registered in your name, but are held in the name of an intermediary such as a securities broker or a financial institution. Your Common Shares are not represented by a physical share certificate, but are recorded on an electronic system. If you have requested Meeting materials, EnCana will provide the Meeting materials to your intermediary and will request that such materials be promptly forwarded to you.

Your intermediary may include in your package either a form of proxy as to the number of Common Shares beneficially owned by you (which may resemble the form of proxy provided to a registered shareholder) or a voting instruction form. In either case, the purpose of such form of proxy or voting instruction form is limited to instructing your intermediary, as the registered shareholder, how to vote on your behalf as a non-registered shareholder.

All non-registered shareholders of Common Shares who receive these materials through an intermediary should carefully follow the instructions that accompany the form of proxy or the voting instruction form.

As a non-registered shareholder, you may cast your vote or convey your voting instructions as follows:

1.      Attend the Meeting

(a)    If you received a form of proxy from your intermediary, insert your name in the blank space provided to appoint yourself as proxyholder. If your intermediary has not signed the form, sign and date it. Since your vote will be taken at the Meeting, do not complete any other sections of the form. Return the form of proxy in accordance with your intermediary’s instructions; or

(b)    If you received a voting instruction form from your intermediary, follow the instructions on it.

Non-registered shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon at the table identified as “Shareholder Registration”.

— or —

2.      By Proxy

(a)     If you do not plan to attend the Meeting, you may vote by authorizing the management representatives of the Corporation named in the proxy form to vote your Common Shares. You may convey your voting instructions as follows:

•    If you received a form of proxy from your intermediary, you may vote by authorizing the management representatives of the Corporation named in the form of proxy to vote your Common Shares. Sign and date the form if your intermediary has not signed it and return your form of proxy in accordance with your intermediary’s instructions; or

•    If you received a voting instruction form from your intermediary, follow the instructions on it.

Please note that the procedures from intermediaries generally allow voting by telephone, internet, mail or fax. If you have any questions about these procedures, please contact your intermediary directly.

(b)    If you received a proxy form from your intermediary, you may vote by authorizing a person other than the management representatives of the Corporation named in the form of proxy to vote your Common Shares. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form in accordance with your intermediary’s instructions. A person appointed as a proxyholder need not be a shareholder of the Corporation, but must attend the Meeting and vote on your behalf in order for your votes to be counted.

How will my Common Shares be voted if I appoint a proxyholder?

If the form of proxy is duly completed and timely deposited, the persons named in the proxy are authorized to attend the Meeting and to vote your Common Shares. The Common Shares represented by your form of proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit.

If you have appointed a person designated by EnCana to act and vote on your behalf as provided in the form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted in favour of:

(i)     the election of the persons nominated for election as directors; and

(ii)    the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

Who may sign the form of proxy?

For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his or her authorized attorney. In the case of a shareholder which is a body corporate or an association, the proxy must be executed by a duly authorized officer or by an authorized attorney. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership name.

What happens if there are amendments to or variations of matters identified in the Notice of Meeting?

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Information Circular, the Corporation’s management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any such amendments, variations or other matters, including procedural matters, are required to be voted on at the Meeting, or any adjournments thereof, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

How many votes are required for each matter set out in the Notice of Meeting to be approved?

For each of the matters set out in the Notice of Meeting to be approved, more than 50 percent of the votes cast by shareholders, present in person or represented by proxy, must be cast in favour of such resolutions.

How is voting confidentiality maintained?

Proxies are counted and tabulated by CIBC Mellon, the transfer agent of the Corporation, in such a manner as to preserve the confidentiality of the votes of individual holders of Common Shares, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a holder of Common Shares has made a written comment on the proxy.

Can I revoke my proxy?

If you are a registered shareholder and have voted by telephone or the internet, then conveying a new vote by any of these two means prior to 10:30 a.m. (Calgary time) on April 24, 2006 will revoke your prior vote.

If you are a registered shareholder who has returned a proxy form, you may revoke it by:

1.      Signing another proper form of proxy bearing a later date and depositing it with the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, within the time and in the manner specified for deposit of proxies; or

2.      Signing a written notice of revocation and depositing it with the Corporate Secretary of the Corporation either (a) c/o CIBC Mellon at the address noted in 1 above, or (b) at the registered office of the Corporation, 1800, 855 - 2 Street S.W., Calgary, Alberta, T2P 2S5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or

3.      Signing a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions given to an intermediary by notifying such intermediary in accordance with the intermediary’s instructions.

How many Common Shares are outstanding?

As of February 28, 2006, there are issued and outstanding 853,915,158 Common Shares.

To the knowledge of the directors and management of the Corporation, as at February 28, 2006, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10 percent of the voting rights attached to voting securities of the Corporation.

Who do I contact if I have any questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder, the Corporation’s proxy solicitation agent, at 1-866-606-4720.

PURPOSES OF THE MEETING

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the Auditors’ Report thereon will be received at the Meeting. These statements and the Auditors’ Report are contained in the 2005 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the minimum number of directors shall be 8 and the maximum number shall be 17. There are currently 15 directors. The Board of Directors of the Corporation (the “Board” or the “Board of Directors”) has set the number of directors to be elected at the Meeting at 15. At the Meeting, shareholders will be asked to elect as directors the 15 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. With the exception of Mr. R.K. Eresman, all of the proposed nominees were duly elected as directors at the Annual and Special Meeting of Shareholders held on April 27, 2005. The Board appointed Mr. Eresman as a director effective January 1, 2006. Mr. W.R. Fatt resigned from the Board effective February 10, 2006 due to business demands of his principal occupation as the Chief Executive Officer of Fairmont Hotels & Resorts Inc.

The following table provides the names, ages and cities of residence of all persons proposed to be nominated for election as directors of the Corporation, the date on which each became a director of Alberta Energy Company Ltd., PanCanadian Energy Corporation (or its predecessor, PanCanadian Petroleum Limited), as EnCana was then named, or EnCana, the present occupations and brief biographies of such persons, and the number of securities of the Corporation owned, controlled or directed by each and the number of deferred share units held as at February 28, 2006 and February 28, 2005. The Corporation indirectly acquired all of the shares of Alberta Energy Company Ltd. on April 5, 2002 and changed its name to EnCana Corporation. The Corporation amalgamated with Alberta Energy Company Ltd. and another wholly owned subsidiary on January 1, 2003.

			Common Shares Owned, Controlled or Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2006	2005	2006	2005

Michael N. Chernoff	69	1999	1,539,540	1,554,260	32,179	23,974
West Vancouver, British Columbia, Canada

Member of:

Mr. Chernoff is a Corporate Director. He is also a director of Canadian Hydro Developers, Inc. (developer of low-impact renewable energy). He was Chairman of Pacalta Resources Ltd. (public oil and gas company) in 1999 when it was acquired by Alberta Energy Company Ltd.

He has a Bachelor of Science in Geological Engineering (Queen’s University).

– Corporate Responsibility, Environment, Health and Safety Committee – Reserves Committee

			Common Shares Owned, Controlled or Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2006	2005	2006	2005

Ralph S. Cunningham	65	2003	0	0	28,313	21,170
Houston, Texas, U.S.A.

Member of: – Corporate Responsibility, Environment, Health and Safety Committee – Human Resources and Compensation Committee

Mr. Cunningham is Group Executive Vice President and Chief Operating Officer of the General Partner of Enterprise Products Partners L.P. (Enterprise Products GP, LLC), effective December 1, 2005 and was made a director on February 14, 2006. The L.P. is a U.S. publicly traded energy partnership that provides midstream energy services. He is also a director of Agrium Inc. (agricultural chemicals company) and TETRA Technologies, Inc. (energy services and chemicals company). In the not-for-profit sector, he is a member of the Auburn University Chemical Engineering Advisory Council, the Auburn University Engineering Advisory Council and the University of Texas at Tyler Engineering Advisory Council. He was President and Chief Executive Officer of CITGO Petroleum Corporation (energy company) from May 1995 until his retirement in May 1997.

He holds a Bachelor of Science in Chemical Engineering (Auburn University) and a Masters of Science/Ph.D. in Chemical Engineering (The Ohio State University).

Patrick D. Daniel	59	2001	54,348	54,348	24,595	17,220
Calgary, Alberta, Canada

Member of: – Audit Committee – Pension Committee

Mr. Daniel has been President & Chief Executive Officer of Enbridge Inc. (energy delivery) since January 2001 and a director since May 2000. He has been a senior executive officer of Enbridge for over 13 years and is a director of a number of Enbridge subsidiaries. He is a director of the General Partner of Enbridge Energy Partners, L.P. and Enbridge Energy Management, L.L.C. which are publicly traded. He is a trustee of Enbridge Income Fund and a trustee of Enbridge Commercial Trust, a subsidiary entity of Enbridge Income Fund. He is also a director of Enerflex Systems Ltd. (compression systems manufacturer), a member of the North American Review Board of Air Liquide Holdings, Inc. (world leader in industrial and medical gases and related services) and a director of Synenco Energy Inc. (oilsands mining). He is also a member of Accenture Energy Advisory Board of Accenture Ltd. (global management consulting, technology services and outsourcing company). In the not-for-profit sector, he is Chairman of the Business Advisory Council for the University of Alberta’s Faculty of Business, a director of the American Petroleum Institute and a director of the Interstate Natural Gas Association of America. He is a member of the University of British Columbia’s Faculty of Applied Science Engineering Advisory Council.

He holds a Bachelor of Science (University of Alberta) and Master of Science (University of British Columbia), both in chemical engineering.

Ian W. Delaney	62	1999	118,600	118,600	35,099	26,736
Toronto, Ontario, Canada

Member of:

Mr. Delaney has been Executive Chairman of the Board and a director of Sherritt International Corporation (nickel/cobalt mining, oil and gas production, electricity generation and coal mining) since 1995. He is also a director and non-executive chairman of Dynatec Corporation (mining company), a director of OPTI Canada Inc. (oilsands development and upgrading company), and a director and non-executive chairman of The Westaim Corporation (technology investment company).

– Human Resources and Compensation Committee – Nominating and Corporate Governance Committee (Vice-Chair)

Randall K. Eresman	47	2006	559,463	646,580	51,165	50,844
Calgary, Alberta, Canada

Mr. Eresman became President & Chief Executive Officer of EnCana on January 1, 2006. At the time of the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corporation in 2002, Mr. Eresman was appointed Executive Vice-President responsible for the company’s Onshore North America Division and, in December 2002, he was appointed EnCana’s Chief Operating Officer. He joined Alberta Energy Company Ltd. in 1980 and played key roles in oil and natural gas exploration and production, and the development of the AECO gas storage facility. He was appointed Vice-President of AEC Oil & Gas, a division of Alberta Energy Company Ltd., in 1996 and President, AEC Oil & Gas Partnership in 1999. He is a member of The Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Institute of Mining, Metallurgy and Petroleum and the Young President’s Organization.

He received his technical education from the Northern Alberta Institute of Technology in Edmonton, Alberta and holds a Bachelor of Science (University of Wyoming) in petroleum engineering.

			Common Shares Owned, Controlled or Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2006	2005	2006	2005

Michael A. Grandin	61	1998	181,190	181,190	24,821	17,382
Calgary, Alberta, Canada

Member of: – Human Resources and Compensation Committee (Chair) – Nominating and Corporate Governance Committee – Reserves Committee

Mr. Grandin is Chairman and Chief Executive Officer of Fording Canadian Coal Trust (metallurgical coal producer), and a director of BNS Split Corp. and BNS Split Corp. II (investment companies), and IPSCO Inc. (steel maker). In the not-for-profit sector, he is a director of the Investment Dealers Association of Canada. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was also Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited from 1998 to 2001. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary (education) from April 2004 to January 2006.

He holds a Bachelor of Science in Engineering (University of Alberta) and a Master of Business Administration (Harvard).

Barry W. Harrison	65	1996	16,434	26,434	23,265	16,154
Calgary, Alberta, Canada

Member of: – Audit Committee (Chair) – Nominating and Corporate Governance Committee

Mr. Harrison is a Corporate Director and an independent businessman. He is a director and President of Eastgate Minerals Ltd. (oil and gas) and a director of Eastshore Energy Ltd. (oil and gas). He is also a director of The Wawanesa Mutual Insurance Company (Canadian property and casualty insurer) and a director of its related companies, The Wawanesa Life Insurance Company and the U.S. subsidiary, Wawanesa General Insurance Company, headquartered in California.

He holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia).

Dale A. Lucas	68	1997	4,944	4,944	32,186	24,440
Calgary, Alberta, Canada

Member of: – Audit Committee – Pension Committee (Chair)

Mr. Lucas is a Corporate Director. He has been President of D.A. Lucas Enterprises Inc. since 1993, a private company owned by and through which Mr. Lucas previously consulted internationally. He served the maximum 6-year term as a director of the New York Mercantile Exchange (NYMEX) (1993 to 1999). He was past Chairman of the Alberta Petroleum Marketing Commission and held senior executive positions with J. Makowski Canada Ltd. (Calgary), J. Makowski Associates Inc. (Boston), BP Canada and BP Pipelines (San Francisco).

He holds a Bachelor of Science in Chemical Engineering and a Bachelor of Arts in Economics (University of Alberta).

Ken F. McCready	66	1992	38,000	38,000	23,265	16,154
Calgary, Alberta, Canada

Member of: – Corporate Responsibility, Environment, Health and Safety Committee – Pension Committee

Mr. McCready is President of K.F. McCready & Associates Ltd. (sustainable energy development consulting company). He is a director of Computer Modelling Group Ltd. (computer software engineering and consulting firm) and serves as a director of several private companies. He is also Chairman of NRCan — Advisory Board on Energy Science and Technology (Ottawa) and a director of CETAC-West (Canadian Environmental Technology Advancement Corporation-West). He was the President and Chief Executive Officer of TransAlta Corporation (electric utility company) from 1989 to January 1996.

He holds a Bachelor of Science in Electrical Engineering (University of Alberta).

Gwyn Morgan	60	1993	1,056,107	1,223,254	210,766	209,444
Calgary, Alberta, Canada

Mr. Morgan, EnCana’s founding President & Chief Executive Officer, stepped down on December 31, 2005 and was appointed Executive Vice-Chairman on January 1, 2006. He is the lead director of HSBC Bank Canada, a director of SNC-Lavalin Group Inc. (international engineering services and construction company), a director of Alcan Inc. (international aluminum producer), and a member of the Accenture Energy Advisory Board of Accenture Ltd. (global management consulting, technology services and outsourcing company). He is a member of the Board of Trustees of The Fraser Institute and has also been named a Fellow of the Canadian Academy of Engineering (FCAE). Mr. Morgan was the President & Chief Executive Officer of Alberta Energy Company Ltd. (1994-2002). He joined Alberta Energy Company Ltd. in 1975 during the start-up of operations and led the 2002 merger with PanCanadian Energy Corporation which created EnCana.

He holds a Bachelor of Science in Petroleum Engineering (University of Alberta) and post-graduate qualifications including the Executive Business Program of Cornell University in New York State.

			Common Shares Owned, Controlled or Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2006	2005	2006	2005

Valerie A.A. Nielsen	60	1990	76,975	79,772	35,245	26,840
Calgary, Alberta, Canada

Member of: – Corporate Responsibility, Environment, Health and Safety Committee (Chair) – Reserves Committee

Ms. Nielsen is a Corporate Director. She is a director of Wajax Income Fund (diversified company engaged in the sale and after-sales parts and service support of mobile equipment, diesel engines and industrial components). In the not-for-profit sector, she is a director of the Calgary Military Museums Society and the Canada Olympic Committee. She was a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) and international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002.

She holds a Bachelor of Science (Hon.) (Dalhousie University).

David P. O’Brien(4)	64	1990	138,382	254,602	27,394	19,416
Calgary, Alberta, Canada

Member of:

–  Nominating and Corporate Governance Committee (Chair)

Ex officio member of:

–  Audit Committee

–  Corporate Responsibility, Environment, Health and Safety Committee

–  Human Resources and Compensation Committee

–  Pension Committee

–  Reserves Committee

Mr. O’Brien is Chairman of the Board of EnCana and Chairman of the Board of the Royal Bank of Canada. He is a director of Fairmont Hotels & Resorts Inc. (hotel management), Inco Limited (metals mining company), Molson Coors Brewing Company (global brewing company) and TransCanada Corporation (pipeline and energy services). He is also a director of Profico Energy Management Ltd. (private company) and the E & P Management Partnership (private). In the not-for-profit sector, he is a director of the C.D. Howe Institute. He was Chairman of the Board since 1990 and interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.

He holds a Bachelor of Civil Law (McGill University), a Bachelor of Arts in Honours Economics (Loyola College), an Honourary Doctorate of Civil Law (Bishops University) and an Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal College).

Jane L. Peverett	47	2003	0	20,000	20,182	13,090
West Vancouver, British Columbia, Canada

Member of: – Audit Committee

Ms. Peverett is President and Chief Executive Officer of British Columbia Transmission Corporation (electrical transmission) effective April 11, 2005 and was previously the Chief Financial Officer (since June 2003). In the not-for-profit sector, she is a Governor of the University of Victoria Board of Governors and is a Fellow of the Society of Management Accountants (FCMA). She was the President of Union Gas Limited from April 2002 to May 2003, President and Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and was Chief Financial Officer from March 1999 to June 2000.

She holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate.

Dennis A. Sharp	68	1998	81,600	81,600	23,756	16,154
Calgary, Alberta, Canada & Montreal, Quebec, Canada

Member of: – Corporate Responsibility, Environment, Health and Safety Committee – Nominating and Corporate Governance Committee

Mr. Sharp is Executive Chairman and a director of UTS Energy Corporation (oilsands company) and a director of Azure Dynamics Corporation (innovative technology company). He was Chairman and Chief Executive Officer of UTS Energy Corporation from July 1998 to October 2004.

He has a Bachelor of Science in Geological Engineering (Queen’s University).

			Common Shares Owned, Controlled or Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2006	2005	2006	2005

James M. Stanford, O.C.	68	2001	32,348	32,348	26,480	18,676
Calgary, Alberta, Canada

Member of: – Audit Committee – Human Resources and Compensation Committee – Reserves Committee (Chair)

Mr. Stanford is President of Stanford Resource Management Inc. (investment management). He is a director of Kinder Morgan, Inc. (U.S. midstream energy company), NOVA Chemicals Corporation (commodity chemical company) and OPTI Canada Inc. (oilsands development and upgrading company). He is also a director of a number of private companies. In the not-for-profit sector, he serves as Chair of the Sustainable Development Technology Canada Foundation. He was President and Chief Executive Officer of Petro-Canada (oil and gas company) from 1993 until his retirement in January 2000 and served as non-executive Chairman of Petro-Canada from January to May 2000.

He holds a Doctor of Laws (Hon.) and a Bachelor of Science in Petroleum Engineering (University of Alberta) and a Doctor of Laws (Hon.) and a Bachelor of Science in Mining (Concordia University).

(1)

For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years of corporations of which the Corporation’s nominees for election as directors served as directors, please see the section entitled “Directors and Officers” contained in the Corporation’s Annual Information Form dated February 17, 2006.

(2)

The information as to the Common Shares owned, controlled or directed has been furnished by each of the nominees as of February 28, 2006 and February 28, 2005 (reflects numbers after the May 2005 stock split) and includes the following:

	2006		2005
	Voting Shares	Options to Acquire Voting Shares	Voting Shares	Options to Acquire Voting Shares

M.N. Chernoff	1,509,540	30,000	1,509,540	44,720
R.S. Cunningham	0	0	0	0
P.D. Daniel	8,348	46,000	8,348	46,000
I.W. Delaney	73,880	44,720	73,880	44,720
R.K. Eresman	79,463	480,000	66,436	580,144
M.A. Grandin	12,070	169,120	12,070	169,120
B.W. Harrison	6,434	10,000	6,434	20,000
D.A. Lucas	4,944	0	4,944	0
K.F. McCready	8,000	30,000	8,000	30,000
G. Morgan	406,107	650,000	373,254	850,000
V.A.A. Nielsen	46,975	30,000	35,052	44,720
D.P. O’Brien	20,722	117,660	20,722	233,880
J.L. Peverett	0	0	0	20,000
D.A. Sharp	35,600	46,000	35,600	46,000
J.M. Stanford, O.C.	6,348	26,000	6,348	26,000
TOTAL	2,218,431	1,679,500	2,160,628	2,155,304

(3)

The information as to the deferred share units (“DSUs”) held by directors is as of February 28, 2006 and February 28, 2005. For more detailed information relating to the DSUs held by the directors, see “Statement of Executive Compensation — Compensation of Directors”. The DSUs held by Mr. R.K. Eresman and Mr. G. Morgan were granted on December 18, 2002 and vested equally on April 17, 2003, 2004 and 2005. Additional DSUs are allocated to reflect notional dividend equivalents under the deferred share unit plan. Following termination of employment of the participant, and by December 15 of the first calendar year thereafter, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the then market value of an EnCana Common Share. The after-tax amount is paid to the participant. Mr. G. Morgan’s DSUs also include 4,000 DSUs granted as a director of Alberta Energy Company Ltd., which vested immediately and, together with dividend entitlements, converted to 5,926 EnCana DSUs effective April 5, 2002. Grants of DSUs for executive officers have been replaced with grants of performance share units commencing in 2003. See “Statement of Executive Compensation — Summary Compensation Table”.

(4)	As an ex officio non-voting member, Mr. D.P. O’Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

At February 28, 2006, the number of Common Shares held beneficially by EnCana directors and senior management, Common Shares held by employees under the Corporation’s savings plans, together with the total number of Common Shares under option, amount to approximately 43.0 million Common Shares, representing approximately 5 percent of the voting shares of EnCana on a diluted basis. In addition, directors and senior management held 906,560 deferred share units.

The management of the Corporation has no reason to believe that any of the above nominees will be unable to serve as a director but, in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares, in respect of which they are appointed proxyholder, in accordance with their best judgment.

A list of the other public company board memberships of nominees for election as directors of EnCana is set out in Appendix “A” attached to this Information Circular.

Committee Memberships and Record of Attendance at Meetings

The following tables summarize the meetings of the Board and its Committees held for the 12-month period ending December 31, 2005 and the attendance of individual directors of the Corporation at such meetings.

Type of Meeting Held	Number of Meetings

Board (6 regularly scheduled and 2 special)	8
Audit Committee	8
Corporate Responsibility, Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	3
Nominating and Corporate Governance Committee	5
Pension Committee	2
Reserves Committee	4

Director	Committee Memberships	Committee Meetings Attended	Board Meetings Attended

M.N. Chernoff(1)	Corporate Responsibility, Environment, Health and Safety Reserves	4 of 4 4 of 4	7 of 7

R.S. Cunningham	Corporate Responsibility, Environment, Health and Safety Human Resources and Compensation	4 of 4 3 of 3	8 of 8

P.D. Daniel	Audit Pension	7 of 8 2 of 2	7 of 8

I.W. Delaney	Human Resources and Compensation Nominating and Corporate Governance (Vice-Chair)	3 of 3 5 of 5	7 of 8

W.R. Fatt(2)	Audit	7 of 8	6 of 8

M.A. Grandin	Human Resources and Compensation (Chair as of April 2005) Nominating and Corporate Governance Pension (Chair until April 2005) Reserves	3 of 3 2 of 2 2 of 2 4 of 4	8 of 8

B.W. Harrison	Audit (Chair) Nominating and Corporate Governance	8 of 8 5 of 5	8 of 8

R.F. Haskayne, O.C.(3)	Human Resources and Compensation (Chair until April 2005) Nominating and Corporate Governance	1 of 1 2 of 2	4 of 4

D.A. Lucas	Audit Pension (Chair as of April 2005)	8 of 8 2 of 2	8 of 8

K.F. McCready	Corporate Responsibility, Environment, Health and Safety Pension	4 of 4 2 of 2	8 of 8

G. Morgan		n/a	8 of 8

V.A.A. Nielsen	Corporate Responsibility, Environment, Health and Safety (Chair) Reserves	4 of 4 4 of 4	8 of 8

D.P. O’Brien	Nominating and Corporate Governance (Chair)	5 of 5	8 of 8

J.L. Peverett	Audit	8 of 8	8 of 8

Director	Committee Memberships	Committee Meetings Attended	Board Meetings Attended

D.A. Sharp	Corporate Responsibility, Environment, Health and Safety Nominating and Corporate Governance	3 of 4 4 of 5	6 of 8

J.M. Stanford, O.C.	Audit Human Resources and Compensation Reserves (Chair)	8 of 8 2 of 3 4 of 4	8 of 8

Total Attendance Rate		96%	95%

(1)   Mr. Chernoff was not required to attend a special board meeting due to a conflict of interest relating to the meeting business.

(2)   Mr. Fatt resigned from the Board effective February 10, 2006 due to business demands of his principal occupation as the Chief Executive Officer of Fairmont Hotels & Resorts Inc.

(3)   Mr. Haskayne retired from the Board on April 27, 2005.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the directors of the Corporation be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP, or its predecessor, has been the auditors of the Corporation for more than five consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

AUDITORS’ FEES

The following table provides information about the fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2005 and 2004:

	2005	2004
	(US$ thousands)

PricewaterhouseCoopers LLP
Audit Fees(1)	$3,726	$3,177
Audit-Related Fees(2)	894	166
Tax Fees(3)	1,021	1,097
All Other Fees(4)	26	24
Total	$5,667	$4,464

(1)	Audit fees consist of fees for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. During fiscal 2005 and 2004, the services provided in this category included due diligence reviews in connection with acquisitions and dispositions, research of accounting and audit-related issues, review of reserves disclosure and the completion of audits required by contracts to which the Corporation is a party.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2005 and 2004, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and expatriate tax services.

(4)

During fiscal 2005 and 2004, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by the Corporation’s internal audit group.

EnCana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2004 or 2005.

STATEMENT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The following individuals served as members of the Human Resources and Compensation Committee (the “HRC Committee”) during the year ending December 31, 2005: Mr. R.S. Cunningham, Mr. I.W. Delaney, Mr. M.A. Grandin, Mr. R.F. Haskayne, O.C. and Mr. J.M. Stanford, O.C. Mr. D.P. O’Brien, Chairman of the Board of the Corporation, also serves as an ex officio member of the HRC Committee. Mr. M.A. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002. Mr. D.P. O’Brien was interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002. Mr. Haskayne retired from the Board and the HRC Committee on April 27, 2005. There were no interlocking relationships with any HRC Committee member, as described in item 8.1(d) of Form 51-102F6 of the Canadian Securities Administrators National Instrument 51-102.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

EnCana’s compensation program (the “Program”) is governed by the HRC Committee of the Board. The HRC Committee, amongst its other responsibilities, makes recommendations to the Board on the compensation of the President & Chief Executive Officer and approves and reports to the Board on the compensation of other senior executive officers of EnCana. The HRC Committee has been delegated the authority to authorize stock option grants, pursuant to option plans approved by the Board and EnCana shareholders. The HRC Committee reviews annually and monitors the design and effectiveness of the compensation programs for the entire Corporation.

The Program is designed to attract, motivate, reward and retain the personnel required to achieve EnCana’s operational and strategic objectives. The same compensation framework applies to all regular EnCana employees, including senior executive officers and the President & Chief Executive Officer.

The Program has the following components:

•    Base salary;

•    Results awards; and

•    Long-term incentives.

EnCana participates in annual compensation surveys, conducted by consultants, of salary, benefits and other incentive programs of major oil and gas companies in Canada and the United States. In addition, the HRC Committee receives reports from EnCana’s outside advisors on the compensation of senior executives relative to a North American oil and gas peer group and large Canadian corporations, and on the effectiveness of the Corporation’s compensation programs. The surveys and the consultants’ reports are employed by the HRC Committee in its deliberations. EnCana’s Program is results oriented and greater than one-half is based on performance related incentive compensation.

Compensation for the President & Chief Executive Officer, the Chief Operating Officer and the President, USA Region, is established relative to the North American oil and gas industry, with secondary consideration to the compensation paid by large Canadian companies. Compensation for the other senior executive officers is established relative to large Canadian corporations, based on EnCana’s size and scope, with consideration of the compensation paid by Canadian oil and gas companies. Actual compensation paid is based on results achieved, taking into account performance, experience and overall leadership.

Base Salary

Based on the most recent available market data, salaries in 2005 of senior executive officers, excluding the President & Chief Executive Officer, are estimated to be at approximately the 73rd percentile of a Canadian oil and gas industry peer group, approximately the 54th percentile of a North American oil and gas industry peer group and approximately the 75th percentile of large Canadian corporations.

Results Awards

High Performance Results Awards are granted based on:

•    performance relative to objectives previously approved by the Board, including operating and strategic measures; and

•    additional value added beyond annual objectives.

Key corporate measures used to determine EnCana’s success include: production volumes, operating cash flow, reserve additions, reserve replacement costs, production replacement ratio, net earnings per share, operating expenses, administrative costs, netbacks, recycle ratio, return on capital employed, debt to capitalization ratio, execution of the approved strategic plan and the maintenance of EnCana’s integrity and reputation.

All employees, including senior executive officers, are eligible for a High Performance Results Award based on meeting and exceeding objectives and accountabilities set out annually in their individual High Performance Contract.

The results awards are determined for senior executive officers by the HRC Committee taking into account individual performance compared to objectives and additional value added, corporate performance on an absolute basis and compared to peer companies on a relative basis.

The results award is based 75 percent on individual performance which is paid in cash while 25 percent of the award is based on corporate performance and is paid in the form of Common Shares purchased in the open market through the Investment Plan for employees of EnCana.

Mr. R.K. Eresman was granted a High Performance Results Award for 2005 of $1,387,500 for the Corporation’s outstanding reserve additions and for the significant progress in alignment of assets to the Corporation’s unconventional resource play strategy.

Mr. R.J. Biemans was granted a High Performance Results Award for 2005 of $689,763 for increasing his region’s gas production by 26 percent and for developing a highly successful transportation strategy.

Mr. J.D. Watson was granted a High Performance Results Award for 2005 of $563,486 for strong stewardship of financial accounting and disclosure, as well as major banking, market financing and share repurchase activities.

Mr. J.E. Wojahn was granted a High Performance Results Award for 2005 of $662,729 for increasing his region’s reserves by 82 percent as well as developing a very valuable in-situ oilsands strategy.

Long-Term Incentives

The Corporation grants long-term incentives to align individual employee and shareholder interests and to provide a long-term performance related incentive for eligible employees. Long-term incentive grants are granted to ensure highly competitive total direct compensation.

Based on the most recent available market data (bonuses paid in 2005 for 2004 performance), actual 2005 total direct compensation (salaries, results awards and long-term incentives) for the senior executive group, excluding the President & Chief Executive Officer, is estimated to be at approximately the 85th percentile of the Canadian oil and gas industry, approximately the 57th percentile of the North American oil and gas industry peer group and approximately the 71st percentile of large Canadian corporations.

The HRC Committee has approved a long-term incentive strategy which includes a combination of stock option grants and grants of performance share units. In 2005, the President & Chief Executive Officer, other senior executive officers and most other employees received:

•    a grant of stock options; and

•    a grant of performance share units;

each representing approximately one-half of the expected value of the long-term incentives granted.

Stock Options

EnCana maintains a Key Employee Stock Option Plan (the “ESOP”). The ESOP provides for the granting of options to purchase EnCana Common Shares to senior officers and to most other employees of EnCana and its subsidiaries. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee.

Stock option grants are dependent upon competitive conditions, as outlined above, and individual performance. Options granted under the ESOP have an option price which is not less than the market price at the time the option was granted, have a term of five years and vest 30 percent on the first anniversary, 60 percent on the second anniversary and 100 percent on the third anniversary of the grant.

Commencing in 2004, all stock options granted under the ESOP have an associated tandem share appreciation right.

For additional information relating to the ESOP, see “Equity Compensation Plan Information”.

Performance Share Unit Plan

EnCana adopted a Performance Share Unit Plan (the “PSU Plan”) in 2003 under which employees of EnCana and its subsidiaries may be granted Performance Share Units (“PSUs”).

The value of each PSU is based on the value of an EnCana Common Share. When a dividend is paid on EnCana Common Shares, each participant’s PSU account is allocated additional PSUs equal to the dividends paid on an equivalent number of EnCana Common Shares divided by the market price of EnCana Common Shares.

The PSU Plan is highly performance oriented. Performance is measured over a period of three years, based upon the Corporation’s total shareholder return relative to a North American peer comparison group. If, at the end of the three calendar year period commencing with the calendar year in which the grant occurs, EnCana’s relative total shareholder return is in the bottom quartile of the comparison group, the units awarded will be forfeited. If EnCana’s relative total shareholder return is above the bottom quartile of the comparison group, the value of PSUs will be paid in cash or in EnCana Common Shares, purchased on the open market, to each participant and shall be determined by EnCana’s relative ranking, with payments ranging from one-half to a maximum of two times the value of an equivalent number of EnCana Common Shares, the latter occurring if EnCana achieves total shareholder returns at the top of the North American peer comparison group.

Compensation of the President & Chief Executive Officer

Mr. G. Morgan’s compensation has the same performance related components as those previously described for EnCana employees, including senior executive officers: base salary, High Performance Results Awards, stock options and PSUs.

Mr. G. Morgan has a High Performance Results Award eligibility of 0 - 100 percent of annual salary and he is also eligible for additional awards for significant value added to EnCana beyond annually established objectives.

Mr. G. Morgan was granted a High Performance Results Award of $2,660,000 for 2005, of which 25 percent will be paid in EnCana Common Shares purchased on the open market.

In determining this High Performance Results Award, the HRC Committee considered the President & Chief Executive Officer’s responsibility for the overall direction and leadership of the business and affairs of the Corporation in order to:

•    Develop and execute a corporate strategy designed to achieve sustained, profitable growth with an objective of maximizing shareholder value which takes into account the opportunities and risks of the business;

•    Achieve performance targets and objectives aligned with the strategic plan;

•    Foster best practices in corporate governance;

•    Identify all significant risks to the Corporation’s assets and ensure that procedures are established to mitigate the impact of the risks in the best interest of shareholders;

•    Maintain high standards for environment, health and safety performance;

•    Manage the Corporation’s affairs with a view to balancing short-term growth and strategic position;

•    Steward the Corporation’s operating and capital expenditures;

•    Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility, building a strong reputation as a principled corporation;

•    Provide for corporate management succession and development including monitoring corporate management performance against high performance contracts; and

•    Ensure that EnCana is an “employer of choice” enabling the hiring and retention of the best people;

which led to the 2005 highlights categorized below. Each category was given equal weighting in the determination of Mr. G. Morgan’s High Performance Results Award:

Strategic Leadership

•   Sold Gulf of Mexico assets for US$2.1 billion;

•   Sold natural gas liquids business for US$625 million;

•   Agreements reached to sell Ecuador assets for US$1.42 billion and Brazil oil discovery for US$350 million; and

•   Announced plans to expand in-situ oilsands production to more than 500,000 barrels per day (“bbls/d”) by 2015.

Financial Performance*

•   Record cash flow, increased 57 percent per share (diluted);

•   Operating earnings per share (diluted) up 73 percent to US$3.64; and

•   Generated US$2.7 billion in free cash flow.

Operating Performance*

•   Record natural gas sales of 3.23 billion cubic feet per day, up 8 percent;

•   Oil and natural gas liquids sales of 227,100 bbls/d;

•   Key resource play production up 18 percent; oilsands production exceeded 50,000 bbls/d in December 2005;

•   Peer group leading operating costs of US$0.68 per thousand cubic feet equivalent (“Mcfe”); and

•   Several national and international awards for EnCana’s environmental and social responsibility performance.

Reserves*

•   Proved reserves increased 18 percent to 18.5 trillion cubic feet of gas equivalent replacing 2005 production by 271 percent;

•   Finding and development costs averaged US$1.29 per Mcfe, excluding bitumen reinstatement; and

•   Average three-year reserve replacement cost of US$1.22 per Mcfe.

Based on the most recent available market data, Mr. G. Morgan’s salary for 2005 is estimated to be at the 61st percentile of the North American oil and gas industry peer group. Also, based on the most recent available market data (bonuses paid in 2005 for 2004 performance), Mr. G. Morgan’s actual 2005 total direct compensation (salary, results award and long-term incentives) is estimated to be at approximately the 56th percentile of the North American oil and gas industry peer group.

*For disclosure with respect to the references to cash flow, total operating earnings, free cash flow, the method of calculation of Mcfes, production replacement, finding and development costs and reserve replacement cost, see Appendix “B”.

Share Ownership Guidelines

Effective October 23, 2003, EnCana adopted share ownership guidelines for senior executive officers which are:

• President & Chief Executive Officer	4 times base salary
• Executive Vice-Presidents	2 times base salary

In calculating ownership in EnCana, the value of Common Shares owned and deferred share units awarded are included while stock options and PSUs granted, but unpaid, are excluded. The guidelines are to be satisfied within a period of the later of five years from their adoption or the officer’s appointment. As at December 31, 2005, the President & Chief Executive Officer and seven of the ten senior executive officers met or exceeded the share ownership guidelines.

Submitted on behalf of the Human Resources and Compensation Committee:

M.A. Grandin, Chair	I.W. Delaney
R.S. Cunningham	J.M. Stanford, O.C.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid by EnCana to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) who were serving as executive officers on December 31, 2005.

Long-Term Compensation
		Annual			Awards
		Compensation			Securities under	Shares or Units
				Other Annual	Options/SARs	Subject to Resale		All Other
Name and		Salary	Bonus(1)	Compensation(2)	Granted(3)	Restrictions(4)		Compensation(5)
Principal Positions	Year	$	$	$	#	#	$	$

Gwyn Morgan President & Chief Executive Officer	2005 2004 2003	1,475,000 1,375,000 1,287,500	2,660,000 2,660,000 2,600,000	68,211 65,859 84,283	150,000 — 100,000	50,000 100,000 32,500	1,916,000 2,698,500 755,625	90,960 84,900 79,650

Randall K. Eresman Executive Vice-President & Chief Operating Officer	2005 2004 2003	980,000 902,500 850,000	1,387,500 1,384,000 1,287,500	65,292 56,174 62,868	100,000 — 60,000	34,000 70,000 19,500	1,302,880 1,888,950 453,375	71,460 54,450 53,400

Roger J. Biemans Executive Vice-President & President, USA Region	2005 2004 2003	587,500 541,250 489,904	689,763 791,125 761,250	52,319 48,707 45,331	66,000 — 30,000	22,000 40,000 9,750	843,040 1,079,400 226,688	35,100 20,652 18,340

John D. Watson Executive Vice-President & Chief Financial Officer	2005 2004 2003	563,750 522,500 493,750	563,486 503,306 467,500	41,910 39,180 42,192	60,000 — 30,000	20,000 30,000 9,750	766,400 809,550 226,688	36,438 33,804 32,010

Jeff E. Wojahn Executive Vice-President & President, Canadian Plains Region	2005 2004 2003	431,250 368,750 325,000	662,729 564,141 514,355	52,024 35,980 29,600	46,000 — 20,000	16,000 30,000 6,500	613,120 809,550 151,125	28,035 24,210 21,480

(1)	“Bonus” includes the portion of High Performance Results Awards paid in cash and EnCana Common Shares, purchased on the open market.

(2)

“Other Annual Compensation” represents each Named Executive Officer’s annual allowance, the annual fee for financial planning and tax preparation, membership fees associated with the personal use of clubs and the taxable benefit associated with company provided parking and corporate aircraft. The amounts include for Morgan an annual allowance of $39,600 in each year and a taxable benefit for the use of corporate aircraft of $32,485 in 2003. The amounts include for each of Eresman and Biemans an annual allowance of $39,600 in each year. The amounts include for Watson an annual allowance of $36,000 in 2005 and of $39,600 in 2003 and 2004. The amounts include for Wojahn an annual allowance of $39,600 in 2005 and $24,000 in 2003 and 2004.

(3)	“Securities under Options/SARs Granted” refers to stock options granted to the Named Executive Officers.

(4)

“Shares or Units Subject to Resale Restrictions” refers to the number of performance share units (“PSUs”) granted on July 16, 2003, February 17, 2004 and February 15, 2005 under the Performance Share Unit Plan (the “PSU Plan”) and their respective value as at the date of grant. The PSUs granted under the PSU Plan may be payable or be forfeited on the third anniversary of the date of grant dependent on EnCana’s relative total shareholder return. Additional PSUs granted under the PSU Plan are allocated to reflect notional dividend equivalents under the PSU Plan. As at December 31, 2005, the aggregate value of PSUs (including dividend equivalents automatically credited under the PSU Plan), based on a Common Share price of $52.56, was Morgan — $9,724,632, Eresman — $6,579,913, Biemans — $3,820,629, Watson — $3,181,849, and Wojahn — $2,795,843.

(5)

“All Other Compensation” represents the Corporation’s matching contribution of 5 percent of salary to the EnCana Investment Plan for employees in the form of Common Shares, defined contribution pension contribution plus premiums for personal life insurance and flex credits under the Corporation’s flexible benefits plan.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name and Principal Positions	Common Shares Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise Price ($/Common Share)	Market Value of Common Shares on the Date of Grant ($/Common Share)	Expiration Date

Gwyn Morgan(1)(2) President & Chief Executive Officer	150,000	0.20	38.32	38.32	February 15/10

Randall K. Eresman(1)(2) Executive Vice-President & Chief Operating Officer	100,000	0.13	38.32	38.32	February 15/10

Roger J. Biemans(1)(2) Executive Vice-President & President, USA Region	66,000	0.09	38.32	38.32	February 15/10

John D. Watson(1)(2) Executive Vice-President & Chief Financial Officer	60,000	0.08	38.32	38.32	February 15/10

Jeff E. Wojahn(1)(2) Executive Vice-President & President, Canadian Plains Region	46,000	0.06	38.32	38.32	February 15/10

(1)   Options granted under the ESOP vest 30 percent on the first anniversary, 60 percent on the second anniversary and 100 percent on the third anniversary of the grant and have attached to them tandem share appreciation rights. See “Equity Compensation Plan Information”.

(2)   The President & Chief Executive Officer and Named Executive Officers received options granted on February 15, 2005 based on the EnCana Common Share price at the close of business on February 14, 2005.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

	Securities	Aggregate	Unexercised Options/ SARs at Financial Year-End		Value of Unexercised In-the-Money Options/ SARs at Financial Year-End*
Name and Principal Positions	Acquired On Exercise (#)	Value Realized ($)	Exercisable (#)	Non- Exercisable (#)	Exercisable ($)	Non- Exercisable ($)

Gwyn Morgan President & Chief Executive Officer	656,320	11,952,283	460,000	190,000	13,676,200	3,282,400

Randall K. Eresman Executive Vice-President & Chief Operating Officer	296,144	7,947,029	200,400	124,000	5,965,332	2,111,840

Roger J. Biemans Executive Vice-President & President, USA Region	108,880	3,712,555	68,000	78,000	2,024,210	1,283,760

John D. Watson Executive Vice-President & Chief Financial Officer	203,040	4,254,238	48,000	72,000	1,565,310	1,198,320

Jeff E. Wojahn Executive Vice-President & President, Canadian Plains Region	107,104	3,625,533	32,000	54,000	953,540	884,320

*    “Value of Unexercised In-the-Money Options/SARs at Financial Year-End” is based on the December 31, 2005 closing price of $52.56 on the Toronto Stock Exchange.

PENSION PLAN TABLE

	Years of Service
Final Average Pensionable Earnings $	15 $	20 $	25 $	30 $	35 $	40 $

500,000	150,000	200,000	250,000	300,000	350,000	400,000
750,000	225,000	300,000	375,000	450,000	525,000	600,000
1,000,000	300,000	400,000	500,000	600,000	700,000	800,000
1,250,000	375,000	500,000	625,000	750,000	875,000	1,000,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000	1,200,000
1,750,000	525,000	700,000	875,000	1,050,000	1,225,000	1,400,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000	1,600,000
2,250,000	675,000	900,000	1,125,000	1,350,000	1,575,000	1,800,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000	2,000,000
2,750,000	825,000	1,100,000	1,375,000	1,650,000	1,925,000	2,200,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000	2,400,000

The foregoing amounts only apply for retirement at age 60 and are reduced in the event of retirement before that date. The pension plan provides for 2 percent of five-year final average pensionable earnings for each year of credited service. Pensions are payable for life, but are guaranteed for 10 years for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse are guaranteed for a minimum of five years. For the President & Chief Executive Officer, average pensionable earnings is salary plus bonus (to a maximum of 67 percent of salary) earned over five years commencing January 1, 2002. For the other Named Executive Officers, average pensionable earnings is salary plus bonus (to a maximum of 40 percent of salary) earned over five years commencing January 1, 2002. In the event of retirement prior to December 31, 2006, bonus will only be included in pensionable earnings for the number of years which have elapsed from January 1, 2002.

SUPPLEMENTAL PENSION DISCLOSURE

The following table summarizes the projected pension benefits at normal retirement, the accrued pension obligation as at December 31, 2004 and December 31, 2005 and the change in pension obligation in 2005 for each Named Executive Officer calculated in accordance with Canadian generally accepted accounting principles.

	Annual	Accrued				Whole Years of
	Pension Benefit	Obligation at	Change in Obligation		Accrued Obligation	Pensionable Service
Name	Payable at Age 65(1) $	December 31, 2004(2) $	Service & Compensation(3) $	Other Items(4) $	at December 31, 2005(2) $	at December 31, 2005 #

Gwyn Morgan(5)	1,995,759	19,514,262	571,207	5,539,439	25,624,908	39
Randall K. Eresman	1,251,350	7,515,651	342,836	2,405,858	10,264,345	27
Roger J. Biemans(6)	293,020	258,052	129,781	148,710	536,543	3
John D. Watson	601,304	5,539,929	180,395	1,405,500	7,125,824	33
Jeff E. Wojahn	316,050	218,267	109,708	209,959	537,934	3

(1)	Represents the estimated annual pension that would be received, based on current (2005) compensation levels and the assumption the individual retires at age 65.
(2)

The actuarial value of projected pension obligations to the date specified. The actuarial assumptions are the same as those disclosed in the note to the Corporation’s 2005 consolidated financial statements. The methods used to determine estimated amounts may not be identical to the methods used by other corporations and as a result the figures may not be directly comparable to similar estimates disclosed by other corporations.

(3)	The value of the projected pension benefit accrued for service in 2005 includes employee contributions and any changes in compensation if different than that assumed.
(4)	Includes the interest on prior year’s pension obligations plus changes in interest rate assumptions as at December 31, 2005.
(5)	The President & Chief Executive Officer’s pension accrual is limited to 40 years of pensionable service.
(6)

Mr. Biemans participated in a defined contribution pension option prior to January 1, 2003 and participated in a defined contribution plan in the U.S. from July 1, 2005. The benefit payable from the Canadian defined benefit pension is reduced by the benefit payable from the U.S. defined contribution pension for service in 2005.

The Corporation’s normal retirement age is 65. Pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 and from age 60 for service after that date.

Pensions payable to the Named Executive Officers will be paid from the EnCana Corporation Canadian Pension Plan for pension benefits up to the level permitted from a registered pension plan and will be paid from the EnCana Corporation Supplemental Pension Plan for pension benefits beyond the limits permitted from a registered pension plan.

EMPLOYMENT AGREEMENTS

EnCana has agreements with the Named Executive Officers that provide for the payment of certain severance benefits if a change in control of EnCana occurs and, within a three-year period following the change in control, the individual’s employment is terminated by EnCana other than for cause, disability, retirement or death, or by the individual for certain specified reasons such as a change in responsibilities, or a reduction in salary and benefits except for across-the-board reductions similarly affecting all other senior executives of the Corporation.

An individual terminated following a change in control, pursuant to these agreements, will receive a lump sum severance payment equal to the base salary and bonus that would have been earned by that individual through the end of the severance period. In the case of the President & Chief Executive Officer, the severance period is 36 months. In the case of the other Named Executive Officers, the period is 24 months. In addition to the lump sum payments, the agreements provide that the Named Executive Officers are entitled to the continuation of insurance plan benefits, the accrual of pensionable service, the continuation of perquisites for the duration of the severance period and immediate vesting of all stock options to purchase EnCana Common Shares granted under the ESOP.

In July 2004, Mr. R.J. Biemans was granted a retention arrangement which provides for the payment of US$1,875,000 and Mr. J.E. Wojahn was granted a retention arrangement which provides for the payment of $2,500,000 if the simple average of the closing price of EnCana’s Common Shares on the Toronto Stock Exchange (“TSX”) is no less than $50, over a consecutive 45-day trading period, within a period of six years from the date of the arrangement and provided that Mr. Biemans and Mr. Wojahn remain employed with the Corporation for a minimum of four years and are still employed with the Corporation at the time such share price objective is met.

PERFORMANCE CHART

The following chart illustrates changes over the past five-year period in cumulative total shareholder return, assuming an actual investment with all dividends reinvested, in Common Shares of EnCana (formerly named PanCanadian Energy Corporation) or its predecessor, PanCanadian Petroleum Limited, on the S&P/TSX Composite Index and the S&P 500.

5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN (TSX)
($100 invested in Base Period)

As at December 31	2000	2001	2002	2003	2004	2005	5-Year Compound Average Growth Rate

ECA (TSX)	100	111	132	139	188	188	13%
S&P/TSX Composite	100	87	77	97	111	111	2%
S&P 500	100	88	69	88	98	98	0%

COMPENSATION OF DIRECTORS

During 2005, each director was paid an annual retainer of $30,000, pro-rated for periods of partial service, which was paid in quarterly installments. The President & Chief Executive Officer received no compensation for serving as a director of the Corporation. For each meeting of the Board, a fee of $1,500 was paid to each director who attended in person or by telephone. For each meeting of a Committee of the Board, a fee of $1,500 was paid to each Committee member who attended in person or by telephone. Committee chairs received a supplemental fee of $7,500 per annum, paid in quarterly installments. The chair of the Audit Committee received a further supplemental fee of $7,500 per annum, paid in quarterly installments. Directors received no compensation to prepare for EnCana Board or Committee meetings. For each meeting of the Board or a Committee thereof, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

The non-executive Chairman of the Board also received an annual retainer of $250,000, paid in quarterly installments.

In 2004, the Corporation adopted revised share ownership guidelines for directors requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director of the Corporation, to purchase Common Shares of the Corporation or hold Deferred Share Units (“DSUs”) in an amount at least equal in value, based on the market price of the Common Shares, to three times the annual cash retainer and DSUs received by a director or Chairman in such capacity.

EnCana has a Directors’ Stock Option Plan (the “DSOP”), a detailed description of which is set out under the heading “Equity Compensation Plan Information — Directors’ Stock Option Plan”. Effective October 23, 2003, the Corporation discontinued further grants under the DSOP and effective October 25, 2005, the Corporation terminated the DSOP.

EnCana has a Deferred Share Unit Plan for Directors of EnCana Corporation (the “Directors’ DSU Plan”). Under the Directors’ DSU Plan, non-employee directors received an initial grant of 11,000 DSUs and an annual grant of 3,000 DSUs at the beginning of each year thereafter plus an annual grant of an additional 4,000 DSUs on the third business day following the annual meeting of shareholders at which directors of the Corporation are elected. DSUs granted under the Directors’ DSU Plan vest immediately. Effective April 26, 2005, the Corporation amended the Directors’ DSU Plan to reduce the initial and annual grants to 5,000 DSUs, commencing in 2005, which will be granted effective January 1st of each year, beginning in 2006. Newly appointed or elected directors receive their initial grant upon joining the Board. Directors may elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. When a dividend is paid on EnCana Common Shares, each participant’s DSU account is allocated with additional DSUs equal in value to the dividend paid on an equivalent number of EnCana Common Shares. Following cessation of the participant’s directorship and by December 15th of the first calendar year thereafter, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the then market value of an EnCana Common Share. The after-tax amount is paid to the participant.

Compensation Provided to Non-Employee Directors in 2005

Name	Board Retainer $	Committee Chair Fee $	Board Meeting Fee $	Committee Meeting Fee $	Travel Fee $	Total Fees Paid $	DSUs Granted(2) #

Michael N. Chernoff	30,000	–	10,500	12,000	–	52,500	5,000
Ralph S. Cunningham	30,000	–	12,000	10,500	7,500	60,000	5,000
Patrick D. Daniel	30,000	–	9,000	13,500	–	52,500	5,000
Ian W. Delaney	30,000	–	10,500	12,000	7,500	60,000	5,000
William R. Fatt	30,000	–	7,500	10,500	4,500	52,500	5,000
Michael A. Grandin	30,000	7,500	12,000	15,000	–	64,500	5,000
Barry W. Harrison	30,000	15,000	10,500	19,500	–	75,000	5,000
Richard F. Haskayne, O.C.	9,725	2,431	6,000	4,500	–	22,656	3,000
Dale A. Lucas	30,000	5,089	10,500	15,000	–	60,589	5,000
Ken F. McCready	30,000	–	12,000	9,000	–	51,000	5,000
Valerie A.A. Nielsen	30,000	7,500	12,000	12,000	–	61,500	5,000
David P. O’Brien(1)	280,000	7,500	10,500	37,500	–	335,500	5,000
Jane L. Peverett	30,000	–	10,500	12,000	–	52,500	5,000
Dennis A. Sharp	30,000	–	9,000	10,500	–	49,500	5,000
James M. Stanford, O.C.	30,000	7,500	10,500	21,000	–	69,000	5,000

(1)	Board retainer includes additional retainer as Chairman.

(2)	Excludes that portion of retainer and fees elected to be paid in the form of DSUs and excludes additional DSUs granted in lieu of dividends on the DSUs previously granted.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

EnCana’s ESOP has been approved by shareholders. The purpose of the ESOP is to foster a proprietary interest in EnCana and provide a long-term performance related incentive for executive officers and most other employees of EnCana and its subsidiaries. As at February 28, 2006, approximately 99 percent of EnCana’s employees were participants in the ESOP.

Administration

The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to determine which employees are to be granted options and to grant options to those employees. The HRC Committee also has the authority to interpret the ESOP and any option granted thereunder and the discretion to attach tandem stock appreciation rights (“Tandem SARs”) in respect of Common Shares covered by options.

Common Shares Reserved

As at February 28, 2006, there were 37,261,927 options outstanding under the ESOP and 19,384,130 options available for grant, representing approximately 4.36 percent and 2.27 percent, respectively, of the total number of outstanding Common Shares as at such date. At the annual and special meeting of shareholders held on April 27, 2005, the shareholders approved an amendment to the ESOP to increase the maximum number of Common Shares issuable upon the exercise of options under the ESOP by 10,000,000 Common Shares (on a pre-split basis), which are included in the foregoing numbers. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to eligible employees and an option agreement is entered into at the time of grant. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee.

The exercise price of an option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the option is made, or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded.

The HRC Committee has the right to determine at the time of grant that a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, options could be granted for a period of up to ten years from the date of grant. Shareholder approval was not sought for this amendment to the ESOP since it reduced and did not extend the term of future option grants, and therefore was not a material amendment. Options currently outstanding under the ESOP have a term of five years (except for small numbers of earlier plan options that have seven- and ten-year terms) and vest 30 percent on the first anniversary, 60 percent on the second anniversary and 100 percent on the third anniversary of the grant.

Tandem SARs

As of the beginning of 2004, all stock options granted under the ESOP have associated Tandem SARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive cash or Common Shares (at EnCana’s discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the Tandem SAR, over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, this formula for calculating the market appreciation of Tandem SARs was based on an amount equal to the excess of the five-day weighted average trading price of the Common Shares over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Approval of shareholders was not sought for this amendment to the ESOP because the previous formula and the new formula for calculating the market appreciation of Tandem SARs are not materially different and both are within the acceptable definition of market price of the TSX. The purpose of the amendment was to simplify the process and make the exercise price more transparent. Where a Tandem SAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of EnCana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the ESOP or in any option agreement confers on any optionholder any right to remain as an officer or employee of EnCana or any subsidiary.

Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Amendments

The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, subject to obtaining any required stock exchange or regulatory approval. No such amendments, suspension or termination shall adversely affect rights under any outstanding options, without the consent of the optionee thereunder. EnCana has not amended the exercise price of any outstanding options and would only do so with shareholder approval.

DIRECTORS’ STOCK OPTION PLAN

EnCana’s DSOP, approved by shareholders, is administered by the HRC Committee.

Effective October 25, 2005, EnCana terminated the DSOP, except as to options already granted under the DSOP and still outstanding. Prior to the termination of the DSOP, EnCana had discontinued grants under the DSOP on October 23, 2003.

Common Shares Reserved

As at February 28, 2006, there were 309,000 options outstanding under the DSOP, representing approximately 0.04 percent of the total number of outstanding Common Shares as at such date.

Exercise Price, Vesting and Expiry

For options granted prior to termination of the DSOP, the exercise price was the market price of the Common Shares at the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the grant date, or, if Common Shares did not trade on the grant date, on the last preceding day on which a board lot was traded.

All outstanding options have vested and may be exercised, at any time prior to their expiry date, by an optionholder as to 100 percent of the optioned Common Shares or any part thereof. The expiry date of an option is five years after the grant date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP and the DSOP are the only compensation plans under which equity securities of EnCana have been authorized for issuance. As of December 31, 2005, there were an aggregate of 29,125,521 options outstanding under the ESOP and DSOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by securityholders — ESOP and DSOP	29,125,521	$27.70	29,261,364
Equity compensation plans not approved by securityholders	None	None	None

Total	29,125,521	$27.70	29,261,364

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation carries, on its own behalf and on behalf of its subsidiaries, a Directors’ and Officers’ Liability Policy. The Policy has an aggregate coverage limit of US$200,000,000 in each policy year, subject to a corporate deductible of US$2,500,000 on each loss. The annual premium paid by the Corporation in 2005 in respect of its directors and officers as a group was US$2,920,624. This premium is for a 12-month term, May 1, 2005 to May 1, 2006, to coincide with the corporate insurance program.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

EnCana and its Board of Directors are committed to attaining the highest standards of corporate governance. The Corporation continually assesses and updates its practices and believes it employs a leading system of corporate governance to ensure the interests of shareholders are well protected. The Corporation fully complies with all applicable regulatory requirements concerning corporate governance.

In Canada, the Canadian securities regulatory authorities in all of the provinces and territories of Canada (collectively, the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) effective June 30, 2005. Disclosure of governance practices is now required in accordance with NI 58-101 and the TSX guidelines for corporate governance have been repealed.

With respect to the United States, the Corporation is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the New York Stock Exchange (“NYSE”), in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for the Corporation as a non-U.S. company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on EnCana’s website www.encana.com, the Corporation is in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance the Corporation’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of the Corporation’s existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101. Comments are also included with respect to certain applicable provisions of the Sarbanes Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to Multilateral Instrument 52-110 (“MI 52-110”). The Corporation’s approach to corporate governance meets or exceeds the best practices enunciated under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 15 directors, 13 of whom are independent directors. Mr. G. Morgan, EnCana’s Executive Vice-Chairman, was the Corporation’s President & Chief Executive Officer until December 31, 2005. Mr. R.K. Eresman was appointed EnCana’s President & Chief Executive Officer effective January 1, 2006.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with the Corporation, including business, family and other relationships. The Board has determined that Mr. G. Morgan is not independent due to his former position as President & Chief Executive Officer of the Corporation and his current position as Executive Vice-Chairman. Mr. R.K. Eresman is not considered independent due to his position as President & Chief Executive Officer.

The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with the issuer which could, in the view of EnCana’s Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Chair of the Board of EnCana, Mr. D.P. O’Brien, is independent. Pursuant to EnCana’s By-Laws, the Chair and the Chief Executive Officer of the Corporation shall not be the same person, except in very limited circumstances. The Chair of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Board Meetings

In 2005, EnCana held 8 Board meetings and 26 Committee meetings. The overall combined attendance by EnCana directors at both Board and Committee meetings was 95 percent. EnCana’s directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chair of the Board and the respective Committee Chairs act as the chair of such meetings. In 2005, there were 8 in-camera Board meetings and 18 in-camera Committee meetings. A detailed list of the meetings held with the attendance record of each director can be found on pages 9 and 10 of this Information Circular.

Non-EnCana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of EnCana’s directors. Other public company board memberships held by director nominees of EnCana are set out in Appendix “A” attached to this Information Circular. Directors who serve together on other boards are Mr. I.W. Delaney and Mr. J.M. Stanford, O.C., who are

directors of OPTI Canada Inc. The Board does not believe this interlocking board relationship impacts on the ability of these directors to act in the best interests of the Corporation.

BOARD MANDATE

The Board has adopted a written mandate which is attached as Appendix “C” to this Information Circular. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of EnCana and includes the following primary responsibilities:

Supervision of Management

The Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management’s performance and total compensation against the combined set of objectives comprised in the annual budget and the strategic plan. The Board supports management’s commitment to training and developing all employees.

EnCana’s Strategic Plan

The Board is responsible for the annual review and approval of EnCana’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves management’s identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls and management information systems exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

EnCana provides detailed information on its business, operating and financial results on its website www.encana.com. EnCana’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as “SEDAR” www.sedar.com and by the SEC known as “EDGAR” www.sec.gov.

The Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

(a)               shareholders may send comments via email to investor.relations@encana.com;

(b)              the Corporation’s Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

(c)               the Corporation’s transfer agent, CIBC Mellon, has a toll-free number (1-800-387-0825) to assist shareholders.

Expectations of Directors

The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, including practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has approved a Business Conduct and Ethics Practice for directors, officers, employees, contractors and consultants, and monitors compliance with the practice, and approves any waivers of the practice for officers and directors.

POSITION DESCRIPTIONS

EnCana has written guidelines for each of the President & Chief Executive Officer, the Chair of the Board and each Committee Chair which are available on the Corporation’s website www.encana.com. The Board is responsible for monitoring the Chief Executive Officer’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the President & Chief Executive Officer compensation and evaluates the President & Chief Executive Officer’s performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management’s authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The Nominating and Corporate Governance Committee (“NCG Committee”) is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of the Board. EnCana has instituted a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing the Corporation’s strategic planning materials, directors’ information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chair of the Board, President & Chief Executive Officer or any other director.

The Corporation provides continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of EnCana’s business environment. Opportunities provided during 2005 were as follows:

•             presentations by third party, expert advisors concerning pension investment matters;

•             tours of the Corporation’s facilities, including the Corporation’s operations in Colorado; and

•             a simulated EnCana open house in order for Board members to experience the consultation methods used by EnCana in various field locations.

In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director of the Corporation. All such external programs are approved through the Chair of the Board. In 2005, two members of the Corporate Responsibility, Environment, Health and Safety Committee (“CREHS Committee”) attended an Environmental Health and Safety Governance Roundtable.

ETHICAL BUSINESS CONDUCT

EnCana has adopted a Corporate Constitution (“Constitution”) which sets out the basis on which EnCana will operate as a high performance, principled corporation. The Constitution and EnCana’s Corporate Responsibility Policy establish the Corporation’s commitment to conducting business ethically and legally. To provide further guidelines in this regard, the Board of Directors has adopted a written Business Conduct and Ethics Practice (the “Practice”).

The Practice applies to all officers, employees, contractors and consultants (collectively, “staff”) and directors. The Practice makes specific reference to the protection and proper use of EnCana’s assets, fair dealings with EnCana’s stakeholders and compliance with laws and regulations. All staff and the directors of EnCana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

Any waiver of the Practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders as required by law.

EnCana has established an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and polices applicable to the Corporation, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee, as well as an Investigations Steering Committee, review and oversee any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The CREHS and Audit Committees receive a quarterly summary on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board of Directors.

During 2005, the Corporation implemented an Integrity Hotline. The Integrity Hotline provides an additional avenue for stakeholders to communicate concerns about how EnCana conducts its business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Hotline are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS and Audit Committees at regularly scheduled Committee meetings.

In addition to the statutory obligations of directors to address conflict of interest matters, the Corporation has developed a protocol to assist EnCana’s executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director’s potential conflict with the Chief Executive Officer, provide advice to the Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse themselves from the meeting.

The Corporation also has a Policy on Disclosure, Confidentiality and Employee Trading that governs the conduct of all staff and directors and Restricted Trading and Insider Guidelines for directors and senior officers.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, Business Conduct and Ethics Practice, and the President & Chief Executive Officer General Guidelines are available on the Corporation’s website www.encana.com.

NOMINATION OF DIRECTORS

The Board has appointed the NCG Committee which is comprised exclusively of independent directors. The NCG Committee has a written mandate establishing the NCG Committee’s purpose which includes assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its Mandate and functions effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

The NCG Committee gives consideration to the appropriate size of the Board for the ensuing year and, on a periodic basis, oversees the evaluation of, assesses and considers the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

The NCG Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure EnCana continues to adhere to high standards of corporate governance.

The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates. The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

The Board has appointed the HRC Committee which is comprised exclusively of independent directors. The HRC Committee has a written mandate which establishes the responsibilities of the HRC Committee. The HRC Committee may engage outside resources if deemed advisable and has the authority to retain and terminate any consultant used in the evaluation of senior officer compensation.

The primary function of the HRC Committee is to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of the Corporation’s business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the Chief Executive Officer’s compensation. The HRC Committee also approves and reports to the Board on the compensation for EnCana’s other senior officers.

The Board reviews the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of EnCana. The NCG Committee recommends to the Board, for approval, the directors’ compensation and the remuneration for the non-executive Chair of the Board. See page 19 of this Information Circular for information relating to the compensation received by the directors in 2005.

Towers Perrin advises EnCana on compensation and pension matters, including executive and director compensation. Towers Perrin also provides updates to EnCana on trends and best practices in the area of human resources and advises EnCana on the design of compensation plans. Annually, Towers Perrin provides a report to the HRC Committee with respect to compensation of senior executives and conducts a competitive compensation review of the salaries and short- and long-term incentives provided to other EnCana employees relative to the compensation philosophy approved by the HRC Committee. In addition, Towers Perrin:

•             serves as actuary and consultant for the EnCana Corporation Canadian Pension Plan;

•             serves as asset management consultant for the pension and investment plans; and

•             conducts compensation and workforce surveys, in which the Corporation participates, and advises on compensation and related matters.

The HRC Committee has retained Hewitt Associates to provide the HRC Committee with independent compensation consulting services. Pursuant to their engagement, Hewitt Associates advises the HRC Committee in its review of executive compensation practices, executive compensation plan designs, market trends and regulatory considerations.

Hewitt Associates does not recommend compensation levels for senior executives of the Corporation; however, the engagement by the HRC Committee of an independent consultant provides the HRC Committee with additional expertise and a broader perspective on compensation plans and executive compensation. Hewitt Associates takes direction from and reports to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair reviews the performance of Hewitt Associates on an annual basis and approves all compensation paid to Hewitt Associates for their consulting services. Hewitt Associates has not been retained by EnCana for any other services.

The HRC Committee also reviews, comments on and approves the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

All of the Audit Committee members are independent and financially literate pursuant to MI 52-110.

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The SEC requires a company, like the Corporation, that files reports under the U.S. Securities Exchange Act of 1934 to disclose annually whether its board of directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The rule defines “audit committee financial expert” to mean a person who has the following attributes:

•       an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;

•             the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•             experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•             an understanding of internal controls and procedures for financial reporting; and

•             an understanding of audit committee functions.

One Audit Committee member, Ms. J.L. Peverett, has been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC.

The SEC further requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that each member of a company’s audit committee be independent. All of the Audit Committee members are “independent” as that term is defined by the SEC.

The Audit Committee has adopted a written mandate which sets out the Audit Committee’s duties and responsibilities including the following: the engagement, evaluation, remuneration and termination of the external auditors; reviewing and discussing the Corporation’s annual audited and quarterly unaudited financial statements with management and the external auditors; providing an avenue of communication among the external auditors, management, the internal auditing department and the Board; establishing and reviewing procedures to receive and address complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and to receive and address anonymous and confidential submissions by employees of the Corporation regarding accounting or auditing matters; discussing guidelines and policies to govern the process by which financial risk assessment and financial risk management is undertaken; regularly reporting to the Board on issues that arise with respect to the quality and integrity of the Corporation’s financial statements; and the determination of which non-audit services the external auditors are prohibited from providing. The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses, with input from the NCG Committee, this Mandate on an annual basis.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of EnCana’s internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.

The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about EnCana’s Audit Committee and a copy of the Audit Committee Mandate, please see pages 51 to 53 and Appendix “C” of the Corporation’s Annual Information Form dated February 17, 2006 which is available on the Corporation’s website www.encana.com.

RESERVES COMMITTEE

EnCana has 100 percent of its reserves evaluated by independent qualified reserve evaluators. The Board has appointed a Reserves Committee comprised solely of independent directors. Pursuant to its Mandate, the Reserves Committee reviews the qualifications and appointment of the independent qualified reserve evaluators, the procedures for providing information to the evaluators and the annual reserves estimates prior to public disclosure.

OTHER BOARD COMMITTEES

In addition to establishing an Audit Committee, HRC Committee, NCG Committee, and Reserves Committee, the Board has established Committees in the areas of Corporate Responsibility, Environment, Health and Safety and in Pension.

The CREHS Committee’s primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on EnCana’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

The Pension Committee’s primary function is to assist the Board in carrying out its fiduciary responsibilities by reviewing pension issues and making recommendations to the Board as appropriate, and overseeing the investment management of the Corporation’s savings and investment plans.

Current Mandates for each of the Committees are available on the Corporation’s website www.encana.com.

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board, Committees of the Board and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are used every two years, and more abbreviated forms are used in alternating years. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of the Board. The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee’s assessments.

KEY GOVERNANCE DOCUMENTS

There are many policies and practices that support the corporate framework at EnCana. The following documents constitute key components of EnCana’s corporate governance system and can be found on the Corporation’s website www.encana.com:

•    Business Conduct and Ethics Practice

•    Corporate Constitution

•    Corporate Responsibility Policy

•    Board of Directors’ Mandate

•    Chair of the Board of Directors and Committee Chair General Guidelines

•    President & Chief Executive Officer General Guidelines

•    Audit Committee Mandate

•    Corporate Responsibility, Environment, Health and Safety Committee Mandate

•    Human Resources and Compensation Committee Mandate

•    Nominating and Corporate Governance Committee Mandate

•    Pension Committee Mandate

•    Reserves Committee Mandate

OTHER MATTERS

The management of the Corporation is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2007 is December 15, 2006. All proposals should be sent by registered mail to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, EnCana has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on the EnCana website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning the Corporation, including the Corporation’s consolidated interim and annual financial statements and management’s discussion and analysis thereon, and the Corporation’s latest Annual Information Form dated February 17, 2006, is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

The Corporation will provide, without charge to a securityholder, a copy of the Corporation’s latest Annual Information Form dated February 17, 2006 and any documents incorporated therein by reference, its 2005 Annual Report to shareholders containing the comparative financial statements for 2005 together with the Auditors’ Report thereon and Management’s Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: (403) 645-2000. This information may also be accessed on the Corporation’s website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder, the Corporation’s proxy solicitation agent, at:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North America Toll Free Number:

1-866-606-4720

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

February 28, 2006

Kerry D. Dyte

Corporate Secretary

APPENDIX “A”

BOARD MEMBERSHIPS OF NOMINEES FOR ELECTION AS DIRECTORS

Companies listed below are only those listed on a North American stock exchange and exclude EnCana.

M.N. Chernoff

Canadian Hydro Developers, Inc.

R.S. Cunningham

Agrium Inc.

General Partner of Enterprise Products Partners L.P.

TETRA Technologies, Inc.

P.D. Daniel

Enbridge Energy Management, L.L.C.

General Partner of Enbridge Energy Partners, L.P.

Enbridge Inc.

Enbridge Income Fund

Enerflex Systems Ltd.

Synenco Energy Inc.

I.W. Delaney

Dynatec Corporation

OPTI Canada Inc.

Sherritt International Corporation

The Westaim Corporation

M.A. Grandin

BNS Split Corp.

BNS Split Corp. II

Fording Canadian Coal Trust

IPSCO Inc.

B.W. Harrison

Eastshore Energy Ltd.

K.F. McCready

Computer Modelling Group Ltd.

G. Morgan

Alcan Inc.

HSBC Bank Canada

SNC-Lavalin Group Inc.

V.A.A. Nielsen

Wajax Income Fund

D.P. O’Brien

Fairmont Hotels & Resorts Inc.

Inco Limited

Molson Coors Brewing Company

Royal Bank of Canada

TransCanada Corporation

D.A. Sharp

Azure Dynamics Corporation

UTS Energy Corporation

J.M. Stanford, O.C.

Kinder Morgan, Inc.

NOVA Chemicals Corporation

OPTI Canada Inc.

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APPENDIX “B”

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The reserves and other oil and gas information contained in this Information Circular have been prepared in accordance with U.S. disclosure standards, in reliance on an exemption from the Canadian disclosure standards granted to EnCana by Canadian securities regulatory authorities. Such information may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The reserves quantities disclosed in this Information Circular represent net proved reserves calculated on a constant price basis using the standards contained in U.S. Securities and Exchange Commission Regulation S-X and FASB Statement No. 69, Disclosures about Oil and Gas Producing Activities. For additional information with respect to the differences between U.S. requirements and NI 51-101 requirements, please refer to EnCana’s Annual Information Form dated February 17, 2006.

The following sets out the methods of calculation of Mcfes, production replacement, finding and development costs and reserve replacement cost referred to on page 14 of this Information Circular as required pursuant to NI 51-101:

•             Certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to cubic feet equivalent (“cfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

•             Production replacement is calculated by dividing reserve additions by production in the same period. Reserve additions over a given period, in this case 2005, are calculated by summing one or more of revisions and improved recovery, extensions and discoveries, acquisitions and divestitures. Reserve replacement cost is calculated by dividing total capital invested in finding, development and acquisitions net of divestitures by reserve additions in the same period.

•             Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Proved reserves added in 2005 included both developed and undeveloped quantities. Additions to EnCana’s proved undeveloped reserves were consistent with EnCana’s resource play focus. EnCana estimates that approximately two-thirds of its proved undeveloped reserves will be developed within the next three years.

	2005	2004	2003	3-year Average

Reserve replacement cost ($/Mcfe)	0.91	1.40	1.50	1.22

Finding and development cost	1.29	1.44	1.43	1.37

EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Information Circular, however, contains references to non-GAAP measures, such as cash flow, total operating earnings and free cash flow, which do not have any standardized meaning as prescribed by GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers. Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates. Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment and net acquisitions and divestitures.

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APPENDIX “C”

BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

•             Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•    In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•             Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•             Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•             Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•             Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•             Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•             Ensure that an adequate system of internal control exists.

•             Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•             Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•             Approve annual operating and capital budgets.

•             Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•             Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•             Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•             Approve a Business Conduct and Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

•             Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•    Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•             Approve the nomination of directors.

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•             Provide a comprehensive orientation to each new director.

•             Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•             Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•             Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•             Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•             Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•             Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•             Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•             In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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